UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

NEWS RELEASE

PORTAGE ANNOUNCES INCREASE IN HOLDINGS OF PORTFOLIO COMPANY, INTENSITY THERAPEUTICS WITH POSITIVE BUSINESS, REGULATORY, & CLINICAL UPDATES

Purchase of Intensity Therapeutics shares via acquisition of Intensity Holdings Limited, and a new research collaboration with Merck, highlight recent milestones

Toronto, Ontario, July 11, 2019 - Portage Biotech Inc., (“Portage” or the “Company”) (CSE: PBT.U, OTC Markets: PTGEF) today announced it has entered in an agreement with Fast Forward Innovations Limited (AIM Market: FFWD) (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of fast forward. Portage has agreed to pay USD $1,298,061 for IHL through the issuance of 12,980,610 common shares of Portage, at a deemed price of USD $0.10 per share. The sole asset of IHL consists of 288,458 shares of the private company, Intensity Therapeutics Inc. (“Intensity”). This transaction will increase Portage’s ownership to 1,288,458 shares of Intensity (approximately 9.7% of the outstanding shares of Intensity). Closing is subject to the filing of certain documentation with the Canadian Securities Exchange.

Intensity is a clinical-stage biotechnology company whose lead product, INT230-6, is currently in human clinical testing to treat refractory solid tumor cancers. Further information on Intensity may be found here: https://intensitytherapeutics.com/.

Clinical and regulatory milestones demonstrate potential of INT230-6

The Company also announced that Intensity, has entered into a clinical collaboration with Merck to evaluate INT230-6, Intensity’s investigational treatment for refractory solid tumors, in combination with KEYTRUDA® (pembrolizumab). The Phase 1/2 study potentially will be initiated in the second half of the year, and will evaluate the combination in patients with advanced solid malignancies, including pancreatic, bile duct, squamous cell, and non-MSI high colon cancers.

Ian B. Walters, MD, CEO of Portage, and part-time Chief Medical Officer of Intensity said, “For nearly five years, I have supported Intensity in developing INT230-6, leading to the presentation of safety and efficacy data. The results of studies conducted to date have sparked robust discussions with potential partners about further evaluating this compound. It is my goal to continue to catalyse relationships between biotech innovators and the global pharmaceutical industry to help advance potentially important new therapies.”

On April 17, 2019, Intensity announced it received Fast Track designation from the United States Food and Drug Administration (FDA) FDA for the development of INT230-6 in relapsed or refractory triple negative breast cancer (TNBC). This designation is granted at the discretion of the FDA to facilitate development and expedite review of therapies that may treat serious conditions and fill unmet medical needs.1

On June 1, 2019, Intensity presented positive data from a Phase 1/2 study of INT230-6 in 34 human subjects with 15 different advanced or metastatic solid tumors that had failed all, or were not candidates for, approved therapies. Results showed that INT230-6 was well-tolerated at all doses, and a durable clinical benefit was seen in multiple patients. Further, data also demonstrated that, while the trial was primarily designed to assess safety, several patients showed tumor shrinkage and prolonged disease control after completing INT230-6 treatment.

“These are both important milestones for Intensity, as they demonstrate the viability of the compound, as well as of the business model under which it is being developed,” said Dr. Walters. “I am pleased to be able to work at Intensity and support its future commercial potential.”

Related Party Disclosure

This transaction is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as a result of the following relationships:

(a)James Mellon, a control person of Portage and a director, is also a 10% shareholder of Fast Forward; and

(b)Ian Walters, CEO of Portage, is also a senior officer of Intensity.

The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements under MI 61-101. The Company is exempt from the formal valuation requirement of section 5.4 pursuant to sections 5.5(a) and (b) of MI 61-101 as the fair market value of the transaction is not more than the 25% of the Company’s market capitalization and no securities of the Company are listed or quoted for trading on a prescribed stock exchange or stock markets. Additionally, the Company is exempt from the minority shareholder approval requirement in section 5.6 pursuant to section 5.7(1)(a) as the fair market value of the transaction is not more than the 25% of the Company’s market capitalization. The board of directors of the Company approved the transaction, with James Mellon and Ian Walters having declared a conflict of interest in, and abstaining from voting on, the matters being considered.

______________________

1. https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/fast-track

About Portage

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

For more information, visit http://www.portagebiotech.com.

About Intensity Therapeutics

Intensity Therapeutics, Inc. is a clinical-stage biotechnology company pioneering a new immune-based approach to treat solid tumor cancers. Intensity leverages its DfuseRxSM technology platform to create new drug formulations that, following direct injection, rapidly disperse throughout a tumor and diffuse therapeutic agents into cancer cells. Intensity’s product candidates have the potential to induce an adaptive immune response that not only attacks the injected tumor, but also non-injected tumors and unseen micro-metastases. INT230-6, Intensity’s lead product candidate, is being evaluated in a Phase 1/2 clinical study in patients with various advanced solid tumors. For more information, please visit www.intensitytherapeutics.com and Twitter @IntensityInc.

About INT230-6

INT230-6, Intensity’s lead proprietary product candidate, is designed for direct intratumoral injection. The drug is comprised of two proven, potent anti-cancer agents and a penetration enhancer molecule that helps disperse the drugs throughout tumors and diffuse into cancer cells. INT230-6 is being evaluated in a Phase 1/2 clinical study (NCT03058289) in patients with various advanced solid tumors. In preclinical studies, INT230-6 eradicated tumors by a combination of direct tumor kill and recruitment of dendritic cells to the tumor micro-environment that induced anti-cancer T-cell activation. Treatment with INT230-6 in in vivo models of severe cancer resulted in substantial improvement in overall survival compared to standard therapies. Further, INT230-6 provided complete responder animals with long-term, durable protection from multiple re-inoculations of the initial cancer and resistance to other cancers. In mouse models, INT230-6 has shown strong synergy with checkpoint blockage, including anti-PD-1 and anti-CTLA4 antibodies. INT230-6 was discovered from Intensity’s DfuseRxSM platform.

About Intensity Therapeutics

Intensity Therapeutics, Inc. is a clinical-stage biotechnology company pioneering a new immune-based approach to treat solid tumor cancers. Intensity leverages its DfuseRxSM technology platform to create new, proprietary drug formulations that, following direct injection, rapidly disperse throughout a tumor and diffuse therapeutic agents into cancer cells. Intensity’s product candidates have the potential to induce an adaptive immune response that not only attacks the injected tumor, but also non-injected tumors. INT230-6, Intensity’s lead product candidate, is being evaluated in a Phase 1/2 clinical study in patients with various advanced solid tumors. For more information, please visit www.intensitytherapeutics.com and follow us on Twitter @IntensityInc.

About the FDA’s Fast Track Program:

The FDA’s Fast Track program facilitates development and expedites the review of drugs to treat serious conditions and fill an unmet medical need. The purpose is to get important new drugs to the patient earlier. A fast track drug must show some advantage over available therapy. Fast Track designation allows early and frequent communication between the FDA and a drug company, often leading to earlier drug approval and access by patients. In addition, the Fast Track program allows for eligibility for Accelerated Approval and Priority Review, if relevant criteria are met.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financial and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Kam Shah, Chief Financial Officer
Tel.:	416.929.1806
Email:	ks@portagebiotech.com or
Website:	www.portagebiotech.com

Media:

Solebury Trout
Contact:	Joshua Mansbach
Tel.:	1.646.378.2964
Email:	jmansbach@soleburytrout.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 11, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer